EXHIBIT 2.12
                               PLAN OF CONVERSION

It is hereby certified that:

1. The constituent business corporation participating in the plan of conversion is Assure Energy, Inc., which is incorporated under the laws of the State of Nevada ("Assure Nevada"). The current address of Assure Nevada is 2750-140 4th Avenue, S.W. Calgary, Alberta T2P 3N3.

2. The proposed name of the resulting business corporation is Assure Energy, Inc., a company continued under the laws of the Province of Alberta ("Assure Canada"). The proposed address of Assure Canada will be 2750-140 4th Avenue, S.W. Calgary, Alberta T2P 3N3.

3. A copy of the Articles of Continuance and By-Laws of Assure Canada is attached hereto.

4. Assure Nevada desires to effectuate a conversion to Assure Canada pursuant to Nevada Revised Statutes Chapter 92A.105.

5. The conversion of Assure Energy, Inc., a Nevada corporation, to Assure Energy, Inc., a Canadian corporation, is intended to qualify as a tax-free reorganization under the provisions of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended. Upon the effective date of the conversion, each issued and outstanding share of Assure Nevada shall automatically, without any action on the part of the company or a stockholder, become one issued and outstanding share of Assure Canada.

6. Assure Nevada is authorized to issue 100,000,000 shares of common stock, 4,977,250 shares of blank check preferred stock, 17,500 shares of Series A Preferred Stock and 5,250 shares of Series B Preferred Stock. As of the date hereof, Assure Nevada has 17,981,100 shares of common stock, 17,500 shares of Series A Preferred Stock, and 5,250 shares of Series B Preferred Stock issued and outstanding.

7. Assure Canada is authorized to issue shares of common shares and preferred shares. Upon the effective date of the plan of conversion, Assure Canada will have 17,981,100 common shares, 17,500 Series A preferred shares, and 5,250 Series B preferred shares issued and outstanding.

8. Upon the effectiveness of the plan of conversion, the separate existence of Assure Nevada shall cease.

9. The Articles of Continuance and By-Laws of Assure Canada will be the Articles of Incorporation and By-Laws of Assure Canada, the resulting entity, and will continue in full force and effect until changed, altered or amended as provided in the Alberta Business Corporations Act.

10. The officers and directors of Assure Nevada shall be the officers and directors of Assure Canada upon the effective date of the plan of conversion, all of whom shall hold their directorships and offices until the election and qualification of their respective successors or until their tenure is otherwise terminated.

11. The plan of conversion was duly adopted by the Board of Directors of Assure Nevada on September 11, 2003.

12. The plan of conversion was duly adopted by the stockholders of Assure Nevada by majority consent dated September 18, 2003.

The plan of conversion shall be effective upon the filing hereof.

ASSURE ENERGY, INC. (a NEVADA CORPORATION)

By:
   ---------------------------------
   Name: Harvey Lalach
   Title: President

ASSURE ENERGY, INC. (an ALBERTA CORPORATION)

By:
   ---------------------------------
   Name: Harvey Lalach
   Title: President

Date:                      , 2003


                                       2